

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Via E-mail
Dr. Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building-Fifth Floor
Jerusalem 9112002
Israel

>   **Re: Entera Bio Ltd.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted April 3, 2015**
>   **CIK No. 0001638097**

Dear Dr. Schwartz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Data, page 2

1. We note your statement that you have not independently verified the material obtained from publicly available information and independent industry publications and reports included in your registration statement. As it is not appropriate to state or imply that you do not have liability for any portion of your disclosure, please either remove that statement or include a statement here expressly accepting liability for this material regardless of your not having verified it.

Summary
Our Business, page 3

2. Please briefly state how, when and from whom you acquired your proprietary large molecule oral drug delivery technology.

3. In the chart on page 4 and the corresponding one on page 72, you include a row concerning the "additional oral biologics" you are developing. Your disclosure indicates that you have conducted initial feasibility studies with a number of non-PTH programs but it is unclear which of them, if any, has advanced to a point where a clinical trial in 2016 is feasible. If one or more has done so, please revise your table to include specific information about these programs, including the indication(s) they are intended to treat. However, if you are unable to provide such information at this time, please remove this row from both charts as the programs are in too preliminary a stage to be included in a chart intended to summarize your product pipeline.

Our Product Candidates, page 5

4. In your discussion of EB612 for hypoparathyroidism, please explain the significance of an orphan drug designation, note that Natpara also has received this designation and state that unless you demonstrate EB612's clinical superiority over Natpara you will be unable to obtain regulatory approval for it until January 2022.

5. In your product pipeline chart, you state that you expect to initiate a Phase 2a trial for your oral PTH product intended to treat non-union bone fractures in 2016. Please indicate here and wherever else relevant in your disclosure if and when you intend to conduct a Phase 1 trial for this product and, if not, the reason(s) you believe you can advance this product directly from preclinical development to a Phase 2a trial.

Risk Factors
Risks Related to Our Intellectual Property
"If we fail to establish, maintain and enforce intellectual property rights . . .," page 37

6. Please amend this risk factor to describe the subject matter of your proprietary technology, including technology related to your issued patents and pending patent applications.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 64

7. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences

between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Financial Overview
Fair Value of Financial Liabilities Through Profit or Loss, page 65

8. Please describe the key assumptions that you used in determining the value of your equity at $72 million as of December 31, 2014 that in turn resulted in your recording a $19.4 million loss. Please include the discount rate you applied in your explanation.

Jobs Act Exemptions, page 70

9. Please revise your disclosure herein to be consistent with your disclosure on page 8 that says you will not be able to avail yourselves of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Business
Our Product Candidates, page 74

10. In the chart on page 74, you indicate that Oral PTH for non-union fractures is in a Phase 1 stage of development. As it appears from your disclosure that you have not yet commenced clinical trials for this product candidate, please change the status in this table to preclinical, consistent with the table on page 4.

11. In your discussion of the Phase 1a clinical trial for EB612, please explain the term "Cmax."

12. Please describe the "negligible safety issues" you have identified in your preclinical and Phase I clinical development of EB612, including the number of enrollees in the Phase 1 trial who have experienced them.

13. Where you discuss EB613, please explain how this product candidate differs from Forteo other than its being non-injectable. If there are no significant differences between the two products other than how they are administered, please clarify this in your disclosure.

Principal Shareholders, page 117

14. In the relevant footnotes to your beneficial ownership table, please indicate the individual(s) who have voting and/or dispositive power over the shares held by Centillon Fund and Europa International, Inc.

Other Comments

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

16. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

17. We note that your exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

You may contact Frank Wyman at (202) 551-3660 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Jr.
        Sophia Hudson
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017